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Les Gourmands Bakery

280 5th Street
San Francisco, CA 94103
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $100,000 invested.
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THE PITCH
Les Gourmands Bakery is seeking investment to acquire a new production facility and grow.
Generating RevenueAdding A Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
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OUR STORY

Les Gourmands (LGS) is a bakery in the SOMA district of San Francisco, California, serving handmade French bakery products to the local community and visitors of the region. Established early 2017, the bakery started operating in September 2017. The business is operating a storefront specializing in French viennoiseries as well as freshly made sandwiches. The bakery is run by 4th and 5th generation bakers with an appreciation of how things were made in the past – qualitative, fresh baked goods without preservatives – We are a round trip to Paris when it comes to taste and quality!

Voted Best Bakery in San Francisco 2018, 2019 and 2020.
Frequent art-pop collaborations with french artist, Nairone.
Only locally-sourced ingredients hand-shaped by our artisan bakers.
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THE VISION

To provide customers with the authentic French taste of Paris with a modern twist to satisfy the taste buds of the previous, current, and the future generations with a dash of excellence, a pinch of creativity, and a scoop of quality by a team of passionate individuals.

LGS wants to remain the number one artisanal French bakery within 5 years, serving qualitative, authentic French bakery products without preservatives to both retail and corporate customers.
We will step up as a cultural French distributor for food, music and art events.
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EXPANSION PLAN

We are seeking to acquire a larger production facility for Les Gourmands, expand it, add new products and increase our retail space while also developing our online sales and corporate sales strategy.

An expanded product facility will allow us to cut our production costs in half.
LGS will be able to focus on a core product assortment of savories, viennoiseries, puff pastries, brioche breads, tarts and others cookies along with a variety of coffee / tea to ensure the supply of fresh food for the local community
We will expand online sales and distribution of macarons items, tarts, cookies products and introduce other high margin products such as wines, jams and more.
Les Gourmands will expand its foot print within this local clientele seeking it's fresh and the natural products. We will join about 15 markets within 3 years.
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Market Overview

The bakery industry in the US includes 2,800 commercial bakeries with annual revenue exceeding $30 billion, along with 6,000 retail bakeries with total annual revenue of $3 billion. The commercial side of the industry is highly concentrated, with the 50 largest companies generating 75% of revenue. On the other hand, the retail side is highly fragmented, with the 50 largest companies generating around 15% of revenue. In the retail industry, most companies operate just one facility. For companies of all sizes, profitability is strongly tied to the efficiency of their operations.

Large bakeries are able to reach economies of scale advantages, while small bakeries can compete by offering specialty goods and offering superior local services. Currently, the baking industry is at maturity in the industry lifecycle. This means that bread and other baked goods are widely accepted by US households. As economic conditions and consumer preferences change, the baked goods industry shows slow growth.

Our Products and Services

LGS can be seen as a Bakery Café, which specialize in serving flour-based baked goods and complementary food items, such as sandwiches, salads and soups, for immediate consumption. This industry is a growing industry as consumers are becoming more interested in moderately priced, high- quality menu offerings. The industry has surged ahead and outperformed the overall food service sector, driven largely by changing consumer preferences. Consumers are increasingly demanding healthy, gourmet and custom-made cuisine at an affordable price. Based on these trends, industry revenue is expected to grow at a strong annualized rate of 3.4% over the next five years.

Positioning

LGS has successfully established itself in the greater Bay area market over the last few years and is now busy with its next step: expansion. There is a production unit on the market with three store fronts which provide the exact step necessary to move forward. The expansion is necessary to move forward in the development of the brand, the product assortment and the customer base which will include online and corporate customers.

The production unit also provides necessary parking for distribution which is not available in the current location. The right distribution model will need to be set up by keeping part of the distribution in own hands and outsourcing a part as well to cut cost and increase efficiency.

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THE TEAM
Sylvain Chaillout
Founder and CEO

Sylvain is the chief baker and responsible for the production process as well as management of the production staff. He brings culinary experience from France, with more than 40 years in the bakery business, having owned and successfully operated three bakery businesses in France.

Yann Corvellec
CFO/Sales Manager

Yann is the CFO and is responsible for development, logistics and B2B sales. He has extensive experience in finance, sales, management and logistics for international companies

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Production Facility Acquisition $188,000
Mainvest Compensation $12,000
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $970,000 $1,260,030 $11,932,484 $16,228,178 $18,337,841
Cost of Goods Sold $609,160 $791,298 $7,493,591 $10,191,283 $11,516,149
Gross Profit $360,840 $468,732 $4,438,893 $6,036,895 $6,821,692

EXPENSES

Rent $101,671 $104,212 $106,817 $109,487 $112,224
Equipment $4,592 $5,965 $56,488 $76,823 $86,809
Utilities $14,856 $19,297 $182,742 $248,529 $280,837
Professional Services $43,637 $44,727 $45,845 $46,991 $48,165
Payroll $82,000 $106,518 $1,008,725 $1,371,865 $1,550,207
Insurance $40,825 $41,845 $42,891 $43,963 $45,062
Marketing $6,306 $8,191 $77,568 $105,492 $119,205
General Expenses $35,000 $35,875 $36,771 $37,690 $38,632
Operating Profit $31,953 $102,102 $2,881,046 $3,996,055 $4,540,551

This information is provided by Les Gourmands Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
EIN number.PNG
Investment Round Status
Target Raise $200,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends October 29, 2021
Summary of Terms
Legal Business Name Les Gourmands
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 0.5%–0.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2029
Financial Condition

Les Gourmands has open on the 3rd trimester of 2017 and since then we always grew. Financials show growth and development year on year while we have gained presence, footprint and strength in the market of San Francisco.

All the business was financed with our own money, we do not have debt and we never encountered in situation where we ended up in debt.

If it were not for the covid situation, the company would run a 6 millions USD warehouse production plant with 3 more shop in town.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Les Gourmands Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Les Gourmands Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Les Gourmands Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Les Gourmands Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Les Gourmands Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Les Gourmands Bakery's management or vote on and/or influence any managerial decisions regarding Les Gourmands Bakery. Furthermore, if the founders or other key personnel of Les Gourmands Bakery were to leave Les Gourmands Bakery or become unable to work, Les Gourmands Bakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Les Gourmands Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Les Gourmands Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Les Gourmands Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Les Gourmands Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Les Gourmands Bakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Les Gourmands Bakery's financial performance or ability to continue to operate. In the event Les Gourmands Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Les Gourmands Bakery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Les Gourmands Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Les Gourmands Bakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Les Gourmands Bakery will carry some insurance, Les Gourmands Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Les Gourmands Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Les Gourmands Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Les Gourmands Bakery's management will coincide: you both want Les Gourmands Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Les Gourmands Bakery to act conservative to make sure they are best equipped to repay the Note obligations, while Les Gourmands Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Les Gourmands Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Les Gourmands Bakery or management), which is responsible for monitoring Les Gourmands Bakery's compliance with the law. Les Gourmands Bakery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Les Gourmands Bakery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Les Gourmands Bakery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Les Gourmands Bakery, and the revenue of Les Gourmands Bakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Les Gourmands Bakery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Les Gourmands Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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